gary b. wolff, p.c.

Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone:	212-644-6446
Facsimile:	212-644-6498

E-Mail: wolffpc@attglobal.net

February 7, 2006

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nova Biogenetics, Inc.
Registration Statement Form SB-2/A1
File No.: 333-130631

Dear Ms. Long:

Enclosed is Amendment One to the above Registration Statement. The changes are made in response to staff comments on the initial filing. The paragraph numbers below correspond to the numbered comments in your January 3, 2006 letter of comment.

General

1.            We have reduced the number of shares owned by affiliates that are being offered hereunder to less than 10% of all outstanding shares. Same consist of 1,073,840 shares indicated in Footnote 5 to the “Calculation of Registration Fee” as well as an additional 200,000 shares and exercisable warrants purchased in a private placement by Kevin F.Ssmith (20,000 shares and 20,000 warrants) and Rodetha Milatou (80,000 shares and 80,000 warrants). When added,these numbers together amount to 1,273,840.

2.            Information regarding “Formal Order of Investigation” has been updated where applicable and appears new paragraphs in the “Legal Proceedings” section of the Prospectus.

Calculation of Registration Fee

3.            Footnotes 1 and 3 to “Calculation of Registration Fee” has been amended to provide information as to the maximum number of shares that could be issued upon warrant conversion.

gary b. wolff, p.c.

Counselor At Law

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:	Nova Biogenetics, Inc.
Registration Statement Form SB-2/A1
File No.: 333-130631

Selling Stockholders

4.            We have provided identification of persons who control the entities indicated in this comment via footnote.

5.            Selling Shareholders who are broker/dealers or affiliates of broker/dealers have been identified and referred to as underwriters. Additional requested language regarding purchase in the ordinary course of business and no agreements regarding distribution has been added.

6.            Obligation to file Prospectus Supplement under circumstances indicated has been added as a new paragraph to Selling Stockholders section

7.            Reconciliation has been made regarding Kevin F. Smith by combining Mr. Smith’s ownership and explaining same in footnote.

8.            Disclosure has been made in last paragraph to Selling Stockholders section indicating how each of the selling shareholders acquired their shares.

9.            The number of shares appearing on “Calculation of Registration Fee: is equal to the number of shares indicated in the third and fourth columns of the Selling Stockholders section. Totals are now indicated in selling stockholders table and necessary reconciliation has been made throughout the Prospectus.

Item 28. Undertakings

10.            Fourth Undertaking has been deleted as relates to Rule 430A.

Closing Comments

We have added the required language in both “Selling Stockholders” section (as per Comment No. 6) and in the “Plan of Distribution” section as per the first paragraph of Closing Comments.

gary b. wolff, p.c.

Counselor At Law

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:	Nova Biogenetics, Inc.
Registration Statement Form SB-2/A1
File No.: 333-130631

Under separate cover and via Edgar, we will be filing acceleration request with the Commission, the letter containing necessary acknowledgements called for in the Commission’s letter.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/

Gary B. Wolff

GBW:hk

Enclosure

cc:	Nova Biogenetics, Inc.
Bouwhuis Morrill & Company